BAKER & MCKENZIE
貝克·麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

07021723

RECEIVED

MAR 13 A

Asia Pacific
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North & South America
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Valencia
Washington, DC

March 2, 2007

Our ref: 32002208-000003

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

SUPPL

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated February 21, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2475 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Ingrid Ling

Joyce Yip/ Ingrid Ling

PROCESSED

MAR 14 2007

THOMSON
FINANCIAL

Encl.

3/13

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission on February 21, 2007:

1. Announcement and Resumption of Trading by China Shipping Container Lines Company Limited, released on March 2, 2007; and

2. Announcement of Strategic Cooperation with Shenhua Group and Resumption of Trading of Shares by China Shipping Development Company Limited, released on March 2, 2007.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

Announcement and Resumption of Trading

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

The Board is pleased to announce that on 28 February 2007, China Shipping entered into the Framework Agreement with CRCTC, under which they have agreed to set up a strategic alliance and explore the feasibility of developing shipping-railway through transportation business for containers.

At the request of the Company, trading in the Shares was suspended with effect from 9:30 a.m. on 1 March 2007 pending the release of this announcement. An application has been made by the Company to the Stock Exchange for trading in the Shares to resume from 9:30 a.m. on 2 March 2007.

This announcement is made pursuant to Rule 13.09(1) of the Rules (the "**Listing Rules**") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**").

The board of directors (the "**Board**") of China Shipping Container Lines Company Limited (the "**Company**") is pleased to announce that on 28 February 2007, China Shipping (Group) Company (中国海運(集团)總公司) ("**China Shipping**"), the controlling shareholder of the Company, entered into a strategic alliance framework agreement (the "**Framework Agreement**") with China Railway Container Transportation Company (中鐵集裝箱運輸有限責任公司) ("**CRCTC**"), a PRC state-owned enterprise principally engaging in railway container transportation. Under the Framework Agreement, China Shipping and CRCTC have agreed to set up a strategic alliance and explore the feasibility of developing shipping-railway through transportation business for containers. The Framework Agreement is only a framework agreement and the intention of China Shipping is for the Company and its subsidiaries (the "**Group**") to enter into specific agreements with CRCTC and its subsidiaries (the "**CRCTC Group**") in the future. The Group has not yet entered into any specific agreement with the CRCTC Group under the Framework Agreement. The Company will comply with the relevant requirements of the Listing Rules when entering into such specific agreements under the Framework Agreement.

The Board expects that the specific agreements to be entered into between the Group and the CRCTC Group will expand the coverage of the Group's service area to inland regions of the PRC, improve the quality of its service and increase its shipping volume.

The Company had entered into an agreement with a subsidiary of CRCTC in early February 2007 for the provision by the subsidiary of CRCTC to the Company of container transportation services by scheduled trains between port and railway station. Such agreement does not constitute a price-sensitive matter under the Listing Rules and therefore the Company did not make any disclosure regarding that agreement. Save as disclosed above, the Board confirms that the Company has not entered into any prior transactions and does not have any relationship with the CRCTC Group.

To the best of the knowledge, information and belief of the directors of the Company and after making all reasonable enquiries, CRCTC is a third party independent of the Company and its connected persons (as defined in the Listing Rules) and is not a connected person of the Company.

At the request of the Company, trading in the H shares of the Company (the "**Shares**") was suspended with effect from 9:30 a.m. on 1 March 2007 pending the release of this announcement. An application has been made by the Company to the Stock Exchange for trading in the Shares to resume from 9:30 a.m. on 2 March 2007.

By order of the Board of
China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China
1 March 2007

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

STRATEGIC COOPERATION WITH SHENHUA GROUP AND RESUMPTION OF TRADING OF SHARES

The Board of Directors of the Company is pleased to announce that China Shipping, the controlling shareholder of the Company, has signed a Strategic Cooperation Agreement with Shenhua Group involving the Company's 50% jointly controlled company, Zhuhai New Century, becoming the main supplier of coastal coal transportation services to power plants within the Shenhua Group.

Trading in the H shares on the Stock Exchange was suspended at the request of the Company with effect from 3:16 p.m. on 1st March 2007 pending the release of this announcement. Application has been made by the Company for the resumption of trading in the H shares with effect from 9:30 a.m. on 2nd March 2007.

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules").

Introduction

The Board of Directors of China Shipping Development Company Limited (the "Company") is pleased to announce that China Shipping (Group) Company ("China Shipping"), the controlling shareholder the Company, has signed a strategic cooperation agreement (the "Strategic Cooperation Agreement") with Shenhua Group Corporation, Limited ("Shenhua Group") on 28th February 2007 in Beijing involving further cooperation and development of Zhuhai New Century Marine Co., Ltd. ("Zhuhai New Century"), a jointly controlled entity held as to 50% by the Company and 50% by China Shenhua Energy Company Limited. To the best of the knowledge and belief of the Directors of the Company having made all reasonable enquiries, Shenhua Group is the controlling shareholder of China Shenhua Energy Company Limited, a company listed on the Stock Exchange of Hong Kong Limited.

Terms of the Strategic Cooperation Agreement

Both parties agreed to further cooperation and development of Zhuhai New Century so as to meet the growing coal transportation demand of Shenhua Group and to develop China Shipping's shipping business. In particular, it was agreed that Zhuhai New Century will increase its tonnage through, among other things, building and purchasing new vessels so as to try to attain a tonnage of 1,000,000 dead weight tons by 2010 such that Zhuhai New Century will become the main supplier of coastal coal transportation services to power plants within Shenhua Group. In the near term, Zhuhai New Century will increase its tonnage by 350,000 dead weight tons through building and purchasing new vessels so as to meet the coal transportation requirements of the power plants referred to above.

In other areas, China Shipping agreed to support Shenhua Group to expand its market for the import and export of coal and cooperate in the development of the Huang Hua port. As the shipping volume of the coal of Shenhua Group continues to grow, both sides will cooperate to reduce vessel waiting time, port vessel services, improve port efficiency and increase the turnaround frequency of China Shipping's vessels. On similar terms, Huang Hua Gang port will offer priority resources and berthing to China Shipping's key coal carriers. Both sides also agree to regular senior management meeting and sharing of relevant coal and shipping market information so as to explore further areas of cooperation.

Impact on the Company

The entering into of the Strategic Cooperation Agreement reinforces the amicable cooperation between the Shenhua Group and the Company and further develops on this relationship. The Board of Directors of the Company considers that the arrangements contemplated by the Strategic Cooperation Agreement will benefit Zhuhai New Century and will enable Zhuhai New Century to expand whilst securing a steady supply of coal shipment.

Potential Construction of New Vessels which may constitutie a Major Transaction

The Company is in negotiation with shipbuilders for the construction of new vessels and the relevant transactions may constitute a major transaction. Further announcement will be made as and when appropriate in accordance with the Listing Rules. The transactions may or may not proceed. Investors should exercise caution when dealing in shares of the Company.

Suspension and resumption of trading of shares

On 1st March 2007, the Company had contacted its regulators in Shanghai requesting a suspension in trading of its A shares pending publication of an announcement on the matter referred to above on 2nd March 2007. As the Strategic Cooperation Agreement was signed by the Company's controlling shareholder whose staff may have been less familiar with the fact that trading hours of the Stock Exchange of Hong Kong Limited ended at 4p.m., being an hour after markets closed in the Shanghai Stock Exchange, the Company became concerned that there may be a leak of this price sensitive information in the remaining trading hour on 1st March 2007. Consequently, whilst no specific matter had come to its attention, the Company considered it prudent to request a suspension in the trading of its H shares during such time. Accordingly, trading in the H shares on the Stock Exchange was suspended at the request of the Company with effect from 3:16 p.m. on 1st March 2007 pending the release of this announcement. Application has been made by the Company for the resumption of trading in the H shares with effect from 9:30 a.m. on 2nd March 2007.

By Order of the Board of Directors
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the People's Republic of China

1st March 2007

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive Directors, Mr. Yao Zhozhi as non-executive Director and Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

貝克・麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED

2007 MAR 13 A 7:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 5, 2007

Our ref: 32002208-000003

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated March 2, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2475 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. [signature]

Joyce Yip/ Ingrid Ling

Encl.

Annex 1

**A List of Documents Made Public
in connection with the Listing since our last submission on March 2, 2007:**

1. Announcement of Major Transaction – Construction of New Vessels by China Shipping Development Company Limited, released on March 5, 2007.

B15 THE STANDARD - 5 MAR 2007

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

MAJOR TRANSACTION
CONSTRUCTION OF NEW VESSELS

Reference is made to the Company's announcement dated 1st March 2007 concerning, among other things, negotiations on construction of new vessels which may constitute a major transaction.

On 2nd March 2007 after trading hours, the Company entered into the Agreements with the Vendors for the construction of six Tankers each of 76,000 dead weight tons for the transportation of oil and oil products. The total consideration for the construction of the Tankers is approximately US$307,560,000 (equivalent to approximately HK$2,383,590,000).

The entering into of the Agreements (which, for the purpose of the Listing Rules, will be aggregated with the agreements for the construction of four VLCCs of 298,000 dead weight tons each between the Company and Dalian Shipbuilding, details of which were contained in the Company's announcement dated 31st March 2006) constitutes a major transaction of the Company under the Listing Rules. A circular giving details of the transaction under the Agreements, together with a notice convening the EGM, will be despatched to Shareholders in due course.

The Agreement

Reference is made to the Company's announcement dated 1st March 2007 concerning, among other things, negotiations on construction of new vessels which may constitute a major transaction.

On 2nd March 2007 after trading hours, the Company entered into the Agreements with the Vendors for the construction of six Tankers each of 76,000 dead weight tons for the transportation of oil and oil products. The total consideration for the construction of the Tankers is approximately US$307,560,000 (equivalent to approximately HK$2,383,590,000). The consideration is determined by reference to the market price for the past six months of tankers of tonnage between 70,000 to 80,000 dead weight tons and with similar specifications.

On 31st March 2006, the Company entered into agreements with Dalian Shipbuilding for the construction of four VLCCs of 298,000 dead weight tons each, details of which were contained in the Company's discloseable transaction announcement dated 31st March 2006. For the purpose of the Listing Rules, these transactions will be aggregated with the transactions contemplated by the Agreements. Accordingly, the entering into of the Agreements constitutes a major transaction of the Company under Chapter 14 of the Listing Rules. There are no other transactions with the Vendors in the past 12 months which require aggregation under the Listing Rules.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, the Vendors and their ultimate beneficial owners are independent third parties not connected with the Company and its connected persons (as defined in the Listing Rules).

The Directors (including the independent non-executive Directors) consider that the terms of the Agreements are determined on an arm's length basis, on normal commercial terms and fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Terms of the Agreements

The price of the Tankers will be payable in Renminbi. Relevant payments under each of the Agreements will be payable in 5 instalments at various stages of the construction of the relevant vessel:

(i) for the first instalment, to pay 20% of the price within 3 business days after the Agreements become effective;

(ii) for the second, third and fourth instalment, to pay 20% of the price within 5 business days of the receipt of the relevant invoice issued by the Vendors; and

(iii) for the final instalment, to pay 20% of the price within 5 business days of the receipt of all documentation in relation to completion of the relevant Tankers by the Vendors.

The expected delivery date for each of the Tankers is on or before 30 June 2009, 30 September 2009, 31 December 2009, 31 March 2010, 30 June 2010 and 30 September 2010 respectively.

Each of the six Agreements provides that there will be no adjustment in the price of the relevant Tankers if the delivery is delayed for a period not exceeding 35 days respectively. If the delay exceeds such period of time but does not exceed 215 days respectively, there will be a reduction in the price of the relevant Tanker determined on the basis of the extent of the delay. The reduction in the price will be calculated based on a daily reduction rate ranging from US$5,000 per day to US$8,600 per day (depending on the extent of the delay), up to a total maximum reduction of US$1,224,000. Under the six Agreements, delay will be permitted on account of force majeure events.

If the delay exceeds 215 days, unless the parties agree otherwise, the Company has the right to reject delivery of the relevant Tanker in which case all payments paid under the relevant Agreement together with interests will be refunded to the Company. If the Company does not exercise this right after the expiry of the said period, the Vendors can propose new delivery dates and new price for the relevant Tanker in which case the Company has to elect between accepting such new terms or reject the relevant Tanker.

There will be other adjustments in price of the relevant Tanker if its performance (such as speed, fuel consumption and tonnage) fails below certain agreed criteria but are within an acceptable range. If the performance falls below the acceptable range, the Company has the right to refuse to accept delivery of the relevant Tanker or accept the relevant Tanker based on a new price to be negotiated and agreed.

The Agreements are conditional upon the approval of the Shareholders of the Company at the EGM.

Financing Terms

The construction of the Tankers will be funded by the Company as to approximately 80% of the price by bank borrowings and approximately 20% of the price by internal resources. The financing by way of bank borrowings is expected to increase the Company's level of borrowings. Taking into account the Company's capital and shareholders' base, the Company considers that bank borrowings is the best means of financing for the construction of the Tankers. The Directors (including the independent non-executive Directors) believe that in light of the Company's fleet expansion plan, it is fair and reasonable and in the interest of the Company and the shareholders as a whole to finance the transaction with such bank borrowings.

Information about the Group

The business scope of the Group includes: coastal, ocean and Yangtze River cargo transportation, container transportation, oil transportation, chartering, cargo agency and cargo transportation agency. The Directors are optimistic of the demand in the oil transportation market and its persistent growth in the coming years. The Directors are of the view that the construction and ownership of the Tankers will enable the Group to take advantage of the business opportunities in the shipping market, enjoy economies of scale, optimize its overall route arrangements and improve its operating efficiency and profitability.

Under the Listing Rules, the entering into of the Agreements (which, for the purpose of the Listing Rules, will be aggregated with the agreements for the construction of four VLCCs of 298,000 dead weight tons each between the Company and Dalian Shipbuilding, details of which were contained in the Company's announcement dated 31st March 2006) constitutes a major transaction of the Company. A circular giving details of the transactions under the Agreements as well as a notice convening the EGM will be dispatched to the Shareholders in due course. China Shipping (Group) Company, the controlling Shareholder of the Company, does not have and, as far as the Directors are aware having made all reasonable enquiries, no other Shareholder has a material interest in the transaction. As such, no Shareholder will be required under the Listing Rules to abstain from voting on the Agreements at the EGM.

Definitions

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:-

"Agreements"	six agreements all dated 2nd March 2007, each of which is entered into between the Company and the Vendors for the construction of one Tanker (for a total of six Tankers) for the transportation of crude oil and oil products
"CSITC"	China Shipbuilding International Trading Company Limited* (中國船舶工業國際貿易有限公司), a Chinese company engaging in the trading, import, export and agency of ships and shipping related technology and services
"Company"	China Shipping Development Company Limited (中海發展股份有限公司), a joint stock limited company established in the PRC, the H shares of which are listed on The Stock Exchange of Hong Kong Limited
"Dalian Shipbuilding"	Dalian Shipbuilding Industry Company Limited* (大連船舶重工集團有限公司), a Chinese Shipbuilder
"Directors"	directors of the Company
"EGM"	extraordinary general meeting of the shareholders to be convened by the Company to consider and, if thought fit, to approve the Agreements
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	The People's Republic of China
"Shareholder(s)"	holders of share(s) of the Company
"Tankers"	tanker(s) to be constructed pursuant to the Agreements
"Vendors"	CSITC and Dalian Shipbuilding
"US$"	United States dollars, the lawful currency of the United States of America
"VLCC(s)"	Very Large Crude Oil Carrier(s)

* *For identification purpose only*

By Order of the Board of Directors
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the People's Republic of China
2nd March 2007

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive Directors, Mr. Yao Zhazhi as non-executive Director and Mr. Mu Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

The exchange rate adopted in this announcement for illustration purpose only is US$1.00 = HK$7.75.

END